Letter to Shareholders of Yukon Nevada Gold Corp.

February 4, 2011

Dear Fellow Shareholder:

You are cordially invited to attend a special meeting of the shareholders of Yukon-Nevada Gold Corp. (the “Company”) to be held at 90 Adelaide Street West, 6th Floor, Toronto, Ontario, M5H 3V9, on Tuesday, March 8, 2011 at 2:00 p.m. (local time).

At the special meeting, you will be asked to consider and vote upon the Company’s proposal to raise additional working capital by providing incentive to the holders of eight series of unlisted warrants issued between April 2009 and August 2010 (the “Warrants”) to exercise their Warrants by reducing the exercise price of the warrants by 18% (the “Transaction”). This offer applies to eight series of unlisted outstanding share purchase warrants of the Company.

Purpose of the Transaction

The Company requires immediate working capital to fund its business plan. The proceeds will be used to make capital improvements to the Company’s Jerritt Canyon mine in Nevada and to obtain underground equipment to commence operations at the SSX/Steer underground gold mine at Jerritt Canyon.

The Company’s Directors recommends you vote “FOR” the Transaction.

The Toronto Stock Exchange requires that the Transaction be approved by disinterested shareholders of the Company, meaning none of the holders of Warrants is entitled to vote on the resolution. The approval of a majority of disinterested shareholders of the company is therefore sought. The transaction must be passed by the affirmative vote of a majority of the votes cast at the meeting by disinterested shareholders present in person or represented by proxy. Holders of the existing warrants and their respective associates and affiliates, will abstain from voting on the foregoing transaction.

The accompanying Notice of Meeting and Information Circular provides a full description of the Transaction and includes certain additional information to assist you in considering how to vote in respect of the Transaction. You are encouraged to consider carefully all of the information in the accompanying Information Circular. If you require assistance, you should consult your financial, legal or other professional advisor.

We encourage you to take the time now to complete and return the enclosed form of proxy or voting instruction form by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment thereof to ensure that your shares will be voted at the Meeting in accordance with your instructions, whether or not you are able to attend in person. If you have any questions regarding the Transaction or require assistance with voting, please contact Laurel Hill Advisory Group toll-free at 1-877-304-0211 or via email at assistance@laurelhill.com.

Your vote is important, regardless of the number of shares you own.
Vote Your Shares Today.

Thank you for your continued support.
Yours Very Truly,
Robert Baldock, President & CEO